Consulting Agreement
Ralph Alexander Consulting Services and Metropolitan Health Networks

This Consulting Agreement (the "Agreement") is entered into this 1st day of May, 2002 (the "Effective Date") by and between Ralph Alexander Consulting Services, L.L.C. (hereinafter "ACS") and Metropolitan Health Networks, Inc. (hereinafter "Metcare").

BACKGROUND

WHEREAS ACS is a consulting services firm that provides advice on health care industry trends, methodologies, options to manage health care services, and options for physician network management, and has provided such advice to Metcare from June 2001 through April 30, 2002,; and

WHEREAS Metcare desires to obtain additional consulting advice from ACS from the Effective Date herein through October 31, 2002, and ACS is willing to provide such consulting advice, as governed by the provisions and terms set forth below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.   <u>Scope of Consulting Services Delivered by ACS</u>. ACS shall provide to Metcare, consulting advice and training services as follows:

1.1   ACS will offer consulting advice with regard to contemporary trends in medical management that rely upon retrospective medical management, rather than case-by-case intervention and that offer physician incentives designed to promote Best Practices in the delivery of health care services to Metcare members.

1.2   ACS will consult with Metcare management and assist Metcare staff to document the process used by Metcare to assess the relative quality and efficiency of Daytona Beach physicians and to assist in the explanation and presentation of that process/procedure to Humana or other interested parties.

1.3   ACS will consult with Metcare regarding options for process, procedure, and management of the physician appeal process applicable to Daytona Beach physicians.

1.4   ACS will consult with Metcare and offer advice with respect to methods/procedures for assessing the extent to which selection bias reflected in the enrolled membership of an individual Daytona Beach physician may partially explain variation in that physician's quality and/or efficiency rating.

1.5   ACS will be on-site, in West Palm Beach or Daytona Beach a total of six (6) times during the period May 1, 2002 through October 31, 2002 to consult, train Metcare staff, and assist in the complete development and documentation of the Partners in Quality (PIQ) approach to medical management.

1.6   ACS will be available by telephone, fax, and e-mail to supplement on-site consulting services during the term of this Agreement.

2.   ACS Payment

2.1   Metcare agrees to pay ACS a total of $48,000 during the term of this Agreement in equal payments of $8,000, each due at the end of each of the six months beginning with May 2002 and payable no later than the 25th of the month following the month in which service were rendered.

2.2   In the event that Metcare is not able to make a payment to ACS according to the schedule set forth in Subsection 2.1, ACS agrees to accept Metcare stock in lieu of payment with the value of the stock determined by the market value of MDPA stock for last seven days trailing. Shares issued pursuant to this conversion shall be issued with the appropriate SEC Rule 144 legend and shall be issued with piggy-back registration rights.

2.3   In the event the total number of consulting hours reported by ACS monthly to Metcare accumulates to more than 300 during the period May 1, 2002 through October 31, 2002, ACS shall bill and Metcare agrees to payment to ACS, before November 15, 2002, an amount equal to $228 for each hour in excess of 300. ACS shall obtain prior approval from Metcare for any consulting hours exceeding 300 during the six-month period. Any payment due ACS under this Subsection 2.3 may not be satisfied by delivery of MDPA stock to ACS.

2.4   Metcare also agrees to reimburse ACS for reasonable travel expense, incurred on behalf of Metcare, within 25 days of ACS presenting Metcare with an invoice for travel expenses. Each event resulting in travel expense payable by Metcare shall be approved in advance by Metcare.

2.5   In the event that Metcare does not make a payment to ACS as called for in Subsections 2.1 or 2.3, Metcare agrees to payment to ACS of an additional Late Payment Fee of $20 for each day the payment is late. For purposes of determining the amount of Late Fees due ACS, payment will be deemed to have been received by ACS as of the postmark of the payment being mailed or the date ACS receives, in writing, MDPA stock in lieu of payment as set forth in Subsection 2.2. Any and all Late Payment Fees may not be satisfied by delivery of MDPA stock to ACS.

3.   Term and Termination

3.1   This Agreement shall commence as of the Effective Date above and continue in effect through October 31, 2002.

3.2   This Agreement may be terminated by Metcare upon ten days written notice to ACS if ACS materially fails to perform the services described herein. ACS shall have the ten day notice period to avoid termination by performing the services required.

3.3   This Agreement may be terminated by ACS upon ten days written notice if Metcare fails to make payments as described herein. Metcare shall have the ten day notice period to avoid termination by making payment as required.

3.4   Termination of this Agreement by either party shall not release either party from its obligations hereunder arising prior to the effective date of termination. Any provision specified to survive the termination of this Agreement shall survive the expiration or termination of this Agreement for any reason.

4.   Insurance and Indemnification

4.1   ACS represents and warrants that it maintains an Errors and Omissions insurance policy that covers ACS for the services to be rendered hereunder. ACS further represents that such policy does not exclude contractual obligations of ACS pursuant to an indemnification given by ACS for its own acts or omissions. ACS shall provide a copy of such insurance policy to Metcare at its request.

4.2   Each party (the "Indemnifying Party") shall indemnify the other party (the "Indemnified Party") for the costs of legal defense incurred by the Indemnified Party that arise from any acts or omissions committed by the Indemnifying Party during the term of this Agreement. This provision shall survive the expiration or termination of this Agreement for any reason.

5.   General Provisions

5.1   Independent Contractors. The parties to this Agreement are independent contractors and neither party is the employer, employee, joint venturer, partner, representative, or agent of the other.

5.2   Confidential Information. In conjunction with the performance of its services hereunder, ACS may obtain confidential and proprietary information of Metcare, its business plans, methods, member lists, contracts, clients, and other trade secrets of Metcare ("Confidential Information"). ACS agrees to maintain such Confidential Information in strict confidence, shall diligently protect such Confidential Information, shall not disclose such Confidential Information to any third party, shall use such Confidential Information only for the purposes herein, and shall, upon written request of Metcare, return such Confidential Information to Metcare. This provision shall survive the expiration or termination of this Agreement for any reason.

Metcare acknowledges that Consulting Advice and Work Product delivered to Metcare under the terms of this Agreement is for the exclusive and unlimited use by Metcare except ACS Consulting Advice and/or Work Product may not be shared in any way with any third party without the prior written permission of ACS. Information and/or explanation of ACS Consulting Advice or ACS Work Product required by Humana will be delivered directly to Humana by ACS, to the extent mutually determined by ACS and Metcare.

5.3   Entire Agreement. This Agreement contains the whole agreement between the parties hereto concerning the subject matter herein and supercedes all prior agreements, whether oral or written. Any modification of this Agreement shall have no effect unless in writing and signed by both parties hereto.

5.4   Mediation: Litigation; Costs. If either party should declare a breach of this Agreement, or if any dispute arises from this Agreement or the subject of this Agreement, the parties shall first submit the matter to non-binding mediation (not arbitration) and attempt to resolve the matter, in good faith, prior to the institution of any litigation or other legal action. The parties agree that litigation or other legal action may be begun only after each party has presented its case to an independent, professional mediator and such mediator has declared an impasse. Any statements made at such mediation shall be for settlement purposes only and shall not be construed to be an admission. A party requesting mediation shall be entitled to obtain a court order mandating mediation if the other party does not agree to commence mediation within thirty (30) days after written request. The fees and costs incurred by the party seeking such court order shall be reimbursed by the other party; otherwise, each party shall pay its own costs of mediation. Nothing in this paragraph shall preclude either party from seeking remedies in equity if such action is found to be appropriate by a court of competent jurisdiction. Except for a proceeding in equity, any party that circumvents this provision shall reimburse the other party for its legal fees and costs, regardless of the outcome.

5.5   Governing Law: Jurisdiction: Venue. This Agreement has been entered into, and will be governed by and construed in accordance with, the laws of the State of Florida. Any suit, action or proceeding arising out of or relating to this Agreement shall only be commenced and maintained in a court of competent jurisdiction in Palm Beach County, Florida, and each party waives objection to such jurisdiction and venue.

5.6   Notices. Any notice, demand or other document required or permitted to be delivered hereunder will be in writing and may be delivered personally or will be deemed to be delivered when deposited in the United States Mail, postage prepaid, registered or certified mail, return receipt requested, addressed to the parties at their respective address indicated below, or at such other addresses as may have theretofore been specified by written notice delivered in accordance herewith.

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IN WITNESS WHEREOF, the parties hereto set their hands and seals as of the Effective Date above.

METCARE: ACS:

By: _Debra A Finnel_____   By: _Ralph W Alexander_____

_DEBRA   A.   FINNEL_____   _Ralph Alexander, Principal_____
Print Name and Title   Print Name and Title

Address for Notice: Address for Notice:
500 Australian Ave., South   PO Box 910
West Palm Beach, Florida 33401   Hudson, Ohio 44236